Exhibit 1

        IIJ Announces the Transfer of a Portion of its Shares of IIJ-Tech to an Employee Stock Holding Association of IIJ-Tech


Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJIE), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced that it has transferred 430 shares of common stock of IIJ Technology Inc. (IIJ-Tech) to an employee stock holding association of IIJ-Tech. As a result of this transfer, IIJ's shareholding in IIJ-Tech will be reduced to 67.9% from 68.9%.
IIJ recently acquired 8,500 shares of IIJ-Tech through IIJ-Tech's issuance of new shares of common stock in a private placement on April 1, 2004.


1. Information relating to IIJ's shareholding in IIJ-Tech before and after transfer

                                        Before Transfer         After Transfer
                                        ---------------         --------------
Total number of voting rights                44,000                44,000

Number of voting rights held by IIJ          30,300                29,870

IIJ's percentage shareholding in IIJ-Tech      68.9%                67.9%


2. Summary of the transfer
     Transfer of 430 shares of common stock of IIJ-Tech by IIJ to an employee stock holding association of IIJ-Tech on June 30, 2004


About IIJ

Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJIE) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.


About IIJ-Tech
IIJ Technology Inc. (IIJ-Tech) was established in November 1996 by IIJ, Sumitomo Corp., Itochu Corp., Sumitomo Electric Industries, Hitachi Software Engineering, Sun Microsystems, Toyota, Hewlett Packard Japan and others. IIJ-Tech provides comprehensive Internet systems integration and consulting services for corporate networks and e-commerce systems.


For inquiries, contact:
IIJ Investor Relations Office
Tel: +81-3-5259-6500  E-mail: ir@iij.ad.jp  URL: http://www.iij.ad.jp/